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                                                                    EXHIBIT 99.1

                                                                __________, 1998

To the Shareholders of Heritage Financial Services, Inc.:

     You are cordially invited to attend a Special Meeting of Shareholders of Heritage Financial Services, Inc. (the "Meeting") to be held on the ____ day of ____________, 1998, at ______ p.m., local time, at
_________________________________________________________________________.

     At the Meeting Shareholders will be asked to consider and vote upon the approval and adoption of an Agreement and Plan of Merger, dated January 14, 1998 (the "Merger Agreement"), entered into by and between Heritage Financial Services, Inc. ("Heritage"), and First Midwest Bancorp, Inc., a Delaware corporation ("First Midwest"), and First Midwest Acquisition Corporation, an Illinois corporation and wholly owned subsidiary of First Midwest ("Acquisition Corp").

     Pursuant to the Merger Agreement, Heritage will merge with and into Acquisition Corp (the "Merger") and the separate existence of Heritage will cease. If the Merger Agreement is approved by the Shareholders of Heritage, and the Merger becomes effective, each outstanding Common Share of Heritage (except for shares held by dissenting Heritage Shareholders) will be converted into
0.7695 of a share of First Midwest Common Stock. The consummation of the Merger is subject to the satisfaction of certain conditions notwithstanding the approval of the Merger by the Shareholders of Heritage at the Meeting.

     First Midwest, an Illinois-based bank holding company, is the third largest publicly traded bank holding company headquartered in Illinois, with assets of approximately $3.6 billion as of December 31, 1997. First Midwest's subsidiaries include a commercial bank and three nonbank affiliates that offer trust, investment advisory, credit life insurance and mortgage banking related services. First Midwest operates 55 offices with 39 of them located in the Chicago metropolitan suburban banking market. Shareholders of Heritage who receive First Midwest Common Stock will receive a security which is issued by a larger, more diversified financial institution and which is traded on the Nasdaq Stock Market under the symbol "FMBI."

     AFTER CAREFULLY CONSIDERING THE MERGER, THE MERGER AGREEMENT AND THE BENEFITS WHICH WILL RESULT TO THE SHAREHOLDERS OF HERITAGE, THE BOARD OF DIRECTORS OF HERITAGE HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THE SHAREHOLDERS AND URGES THAT YOU VOTE IN FAVOR OF THE MERGER AGREEMENT.

     Your vote is important. Approval of the proposed Merger requires the affirmative vote of the holders of a majority of the issued and outstanding Heritage Common Shares. Whether or not you expect to attend the meeting in person, please sign and date the accompanying Proxy and mail it promptly in the enclosed envelope.

                              Sincerely,


                              Richard T. Wojcik
                              Chairman and Chief Executive Officer